Exhibit 21

Subsidiaries of the Registrant

Parent

Parke Bancorp, Inc.

	State or Other
	Jurisdiction of	Percentage
Subsidiaries	Incorporation	Ownership

Parke Bank	New Jersey	100%
Parke Capital Trust I	Delaware	100%
Parke Capital Trust II	Delaware	100%
Parke Capital Trust III	Delaware	100%

Subsidiaries of Parke Bank

Parke Capital Markets	New Jersey	100%
Farm Folly, LLC	New Jersey	100%
Taylor Glen LLC	New Jersey	100%